May 13, 2005

By Fax (202-772-9204) and U.S. Mail

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporate Finance (Mail Stop 03-08)

United States Securities and Exchange Commission

Washington, DC 20549

Re:                                                                             iParty Corp.

Form 10-K for the fiscal year ended December 25, 2004

File Date:  March 25, 2004

File No. 001-15611

Dear Mr. Ohsiek:

iParty Corp. (“iParty” or the “Company”) is responding to your letter dated May 9, 2005 concerning your review of our responses dated April 29, 2005 and containing an additional comment to our Annual Report on Form 10-K for the fiscal year ended December 25, 2004 as filed with the Commission on March 25, 2004.  For your convenience, we have restated your comment in full in italics below and have drafted our response within the numbered comments and headings used in your letter.  The additions and revisions noted below will be included, as per your direction, in all future filings by iParty with the Commission.  The Company’s amended filing on Form 10-K/A will be stayed pending any further comments you may have, or confirmation that your office has no additional comments and that the Company is thereby authorized to file its amended Annual Report on Form 10-K/A.

* * * * *

Form 10-K for the Fiscal Year Ended December 25, 2004

Notes to Consolidated Financial Statements

Note 6.  Income Taxes, page F-13

1.                                       We read your response to prior comment number 7.  You indicate in the Overview section of your MD&A that you believe that all of the accomplishments that you discuss throughout the Overview section have positioned you for continued success.  In addition, the tone of the Overview section is overwhelming positive

Mr. George F. Ohsiek, Jr.

Branch Chief, Division of Corporate Finance

U.S. Securities and Exchange Commission

May 13, 2005

despite the significant negative evidence you cite in your response to comment 7.  In future filings in addition to providing increased disclosure of the change in income taxes and the related valuation allowance in your discussion of results of operations please provide a balanced discussion in the Overview section of the positive and negative factors that have impacted your company for the historical periods presented.  If you provide forward looking disclosure ensure that it includes both positive and negative evidence concerning future results.  Your quarterly reports and related earnings releases should be similarly revised.  In particular, at a minimum, we believe you should disclose in the Overview section that you expect your operating profit margins to continue to be less than 2% of revenues for the next several years, that you do not expect to utilize your $23 million NOL carry forward and that you expect your business to continue to be dependent on a single season, Halloween, for a significant amount of annual sales and profitability.

In our future filings we will provide increased disclosure of the change in income taxes and the related valuation allowance and will provide a more balanced discussion in the Overview section of the positive and negative factors that have impacted our company for the historical periods presented.  To the extent that we provide forward looking disclosure we shall strive to ensure that it includes both positive and negative evidence concerning future results.  Per your comment, we will similarly strive to draft and prepare language in our future quarterly reports and related earnings releases to address this concern and, as applicable, the particular factors you raised in your comment.

* * * * *

As previously instructed in your letter dated April 18, 2005, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance and guidance in helping us to comply with applicable disclosure requirements and will provide any supplemental information you may require to better clarify our disclosures.  If you have any questions regarding our response, please call me or Patrick Farrell, our President and Chief Financial Officer.  We both can be reached at (781) 329-3952.

Mr. George F. Ohsiek, Jr.

Branch Chief, Division of Corporate Finance

U.S. Securities and Exchange Commission

May 13, 2005

Sincerely,

/s/ Sal Perisano

Sal Perisano

Chairman of the Board
and Chief Executive Officer

Encls.

cc:                                 Patrick Farrell

iParty Corp.

Jaime Pereira

Ernst & Young LLP

Donald H. Siegel, P.C.

Posternak Blankstein & Lund LLP